UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

19 November 2015
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Interim Management Statement

INTERIM MANAGEMENT STATEMENT

CRH plc, the international building materials group, issues the following Interim Management Statement in accordance with the reporting requirements of the EU Transparency Directive.

Good Performance from Continuing Operations

•
As expected, third quarter trading benefited from continued positive momentum in the Americas where overall economic recovery is driving construction demand. The backdrop in Europe continues to be mixed but stable.

•	Cumulative sales from continuing operations1 amounted to €15.5 billion for the nine months to the end of September, an increase of 16% compared with the corresponding period in 2014.

2015 sales change versus 2014	Europe	Americas	Group
First half (H1)	+3%	+32%	+17%
Quarter 3 (Q3)	+1%	+23%	+14%
9 months to September (9M)	+2%	+28%	+16%

•	9M EBITDA from continuing operations was €1.5 billion, an increase of 34%; Europe up 3%; Americas up 55%.

•
A relentless focus on performance in all our businesses, coupled with our vertically integrated business model for heavyside materials, delivered the strong operational leverage underpinning improved margins and returns.

Acquisition Integration

•
Integration of the businesses acquired from Lafarge/Holcim (LH) is progressing well. These businesses, which are performing in line with our expectations, are expected to contribute EBITDA of c.€0.34 billion to CRH's 2015 results, before taking into account one-off transaction costs and accounting adjustments totalling €0.2 billion.

Portfolio Management

•	Continued progress with multi-year divestment programme; 9M divestment/disposal proceeds of €0.74 billion.

Financial Discipline

•	We continue to maintain a strong focus on prudent financial management, and we remain committed to restoring our debt metrics to normalised levels in 2016.

Full Year Outlook

•	With momentum continuing to be positive in the Americas, we reiterate our guidance that 2015 will be a year of growth.

•
Assuming normal weather conditions for the remainder of the year, we expect Q4 EBITDA from CRH's continuing operations to be ahead of Q4 2014 which benefited from a strong close to that year. As a result we expect the full year 2015 EBITDA contribution from continuing operations, which includes the benefit of positive currency translation impacts, to be approximately 25% ahead of 2014 (2014: €1.58 billion).

Continuing operations EBITDA change versus 2014	Europe	Americas	Group
H1	+4%	+57%	+29%
9M to end September	+3%	+55%	+34%
Expected full year increase - continuing operations	c.+3%	c.+40%	c.+25%

•
Overall EBITDA outturn for the year, with the inclusion of post-acquisition contribution from the LH assets, and after taking into account the impact of divestments and one-off items, is estimated to be c.€2.08 billion, well ahead (> 25%) of last year (2014: €1.64 billion).

1Continuing operations exclude both the impact of entities divested by CRH in 2014 and 2015, and the contribution from the acquired LH operations; at EBITDA level results from continuing operations also exclude one-off items.

Full Year Outlook, continued

We expect full year depreciation and amortisation expense to be in excess of €900 million (2014: €724 million).

Profits on sale of property, plant and equipment for 2015 are expected to be broadly similar to last year (2014: €38 million). The net gain/loss on business disposals in 2015, which is dependent on the timing of divestment transactions still to be completed, is unlikely to be material (2014: €39 million).

The Group's share of profits from equity-accounted entities is expected to be approximately €35 million (2014: €55 million), reflecting the sale of certain investments in 2014/2015 and reduced performance in some markets.

Net finance costs are expected to be c.€400 million (2014: €288 million) reflecting the cost of the increased debt.

Finance and Development Update

Net debt of €8.0 billion at the end of September was €4.5 billion higher than at end-September 2014 reflecting the significant acquisition spend in 2015, partly offset by net inflows as a result of the higher trading levels this year and our continued focus on working capital management and capital expenditure control. Assuming no further material acquisitions or divestments for the remainder of 2015, and based on current exchange rates, we expect year-end net debt to be less than €7.5 billion (2014: €2.5 billion), implying a net debt/EBITDA ratio of approximately 3.6 times at end-2015. Given the level of proceeds already realised to date this year under our divestment programme, and the Group's strong track record in converting a significant proportion of its EBITDA into operating cash flow, we are on track to deliver on our commitment to restore our debt metrics to normalised levels in 2016.

In addition to the acquisition of the LH assets and C.R. Laurence, development spend for the first nine months of 2015 amounted to €130 million (including deferred payments on prior year acquisitions) on 9 acquisitions and 4 investments. Disposal proceeds for the first nine months amount to c.€738 million which, combined with the 2014 proceeds of €345 million, brings cumulative proceeds generated since the announcement in August 2014 of our divestment programme to €1.1 billion.

Europe Update

Results from continuing operations in the first half of this year matched the strong first half of 2014 which had benefited from very positive weather conditions. Although certain markets saw trends moderating during the third quarter, overall sales and EBITDA remained similar to Q3 2014. Assuming normal weather patterns for the remainder of the year, we expect Europe EBITDA from continuing operations, for 2015 as a whole, to be marginally ahead of last year (2014 EBITDA: €664 million, of which continuing operations contributed €609 million).

Europe Heavyside: Following growth of 1% in the first half, sales from continuing operations in the third quarter were 1% behind Q3 2014, bringing cumulative 9M sales from continuing operations in line with 2014. Third quarter EBITDA from continuing operations was close to Q3 2014, and we expect full year EBITDA from continuing operations to be marginally ahead of last year (2014 EBITDA: €380 million, of which continuing operations contributed €316 million).

Key Markets in Brief

•	Switzerland: lower volumes and prices in competitive markets impacted by strong Swiss franc
•	Poland: positive demand environment with cement volumes marginally ahead of 2014; pricing remains difficult
•	Benelux: improving economic backdrop in the Netherlands positively impacting residential demand
•	Finland: continued subdued demand, especially for cement and aggregates
•	Ukraine: markets relatively resilient; cement volumes slightly behind 2014; exchange rate >30% weaker v. euro
•	Ireland: construction activity continues to gather momentum

Europe Lightside: Sales in the third quarter were up 7% compared with 2014, reflecting robust demand for key products in major markets, EBITDA from continuing operations for the period was also ahead of Q3 2014, and we expect the overall second-half outturn to be ahead of 2014. EBITDA from continuing operations for the full year is expected to be approximately 5% above last year (2014 EBITDA: €94 million, of which continuing operations €99 million).

Europe Update, continued

Key Markets in Brief (Lightside)

•	Construction Accessories: improving performance driven by positive momentum in some key markets
•	Shutters & Awnings: strong Q3 due to favourable weather and stable market conditions
•	Composite access chambers: reduced demand in some markets offset by favourable product mix
•	Fencing: increased demand for mobile fencing more than offset by weaker permanent fencing

Europe Distribution: Reflecting the moderating trends across many European markets, distribution sales from continuing operations increased by 3% in the third quarter, compared with a first half increase of 5%. EBITDA for the period was marginally ahead of 2014. We expect full year EBITDA from continuing operations to be marginally ahead of 2014 outcome (2014 EBITDA: €190 million, of which continuing operations contributed €194 million).

Key Markets in Brief

•	Belgium: overall stable as improving non-residential demand offset softer housing market
•	Netherlands: ongoing signs of improving overall sentiment and increasing residential demand
•	Switzerland: demand impacted by cooling residential demand and strong Swiss franc
•	Germany: RMI demand broadly in line; DIY remains resilient

Americas Update

Against the backdrop of improving construction activity in the United States, our Americas operations benefited in the third quarter from continued momentum in underlying demand following the strong first half. Sales from continuing operations for the quarter were 7% ahead of 2014 in US$ terms while US$ EBITDA improved by 30%. For the full year we expect EBITDA from continuing operations to be more than 17% ahead of last year in constant currency (2014 EBITDA: €977 million, equivalent to $1.3 billion, of which continuing operations contributed $1.29 billion). We have assumed an average full year 2015 US dollar/euro exchange rate of 1.112 (2014: 1.329).

Americas Materials: The positive momentum experienced in the first half continued into the third quarter, with improved demand in key market areas compared with 2014. The improving first-half margin trends also continued and overall EBITDA for the quarter was well ahead of last year. Assuming normal weather patterns for the remainder of the year, we anticipate full year 2015 EBITDA from continuing operations to be more than 15% ahead of last year in US$ terms (2014 EBITDA: $809 million, of which continuing operations contributed $815 million).

Key Markets in Brief

•	Infrastructure: stable Federal funding; State funding increasing; improved prospects for new highway bill
•	Non-Residential: improving activity supporting positive volume and price trends
•	Aggregates: like-for-like volumes slightly up in Q3; up 2% in the nine months to end September
•	Asphalt: like-for-like volumes up 4% in Q3; up 5% in the nine months to end September
•	Readymixed concrete: like-for-like volumes down 1% in Q3; flat in the nine months to end September

Americas Products: With improving demand, particularly from private construction and repair & maintenance activity in the United States, and the impact of the first time inclusion of C.R. Laurence, the third quarter saw continuing operations sales growth of 13% in US$ terms in our Americas Products operations. EBITDA also advanced, reflecting better volumes and a continued focus on commercial and cost initiatives. With the third quarter building on a strong first half we now expect full year 2015 EBITDA from continuing operations to be close to 30% higher than last year in US$ terms (2014 EBITDA: $350 million, of which continuing operations contributed $336 million).

Markets in Brief

•	Non-Residential: advancing steadily; particularly in South and West regions
•	Residential: expanding in most regions; positive single and multi-family home trends

2Average exchange rate based on year-to-date US$/euro rate of 1.12 and a projected rate of 1.08 to year-end

Americas Update, continued

Americas Distribution: Third quarter sales from continuing operations were broadly in line with 2014 in US$ terms, bringing cumulative growth to 4% for the nine months to end September, compared with the 6% rate at the end of June. Third quarter US$ EBITDA was ahead of 2014 and we expect EBITDA from continuing operations for the full year to be approximately 5% ahead of last year (2014 EBITDA: $140 million, all from continuing operations).

Markets in Brief

•	Non-Residential: higher Q3 sales, increasing wallboard prices and improved new construction activity
•	Residential: relatively stable roofing/siding demand continues

Acquired LH Businesses Update

The operations acquired on 31 July (European and American assets) and 15 September (Philippines) are performing in line with expectations with the full year 2015 EBITDA run rate in excess of €800 million. We expect these assets to contribute approximately €340 million to CRH's 2015 EBITDA, before one-off acquisition and integration costs of c.€200 million, which comprise due diligence and transaction costs (c. €65 million); integration and migration costs (c. €85 million) and IFRS stock revaluation impact (c. €50 million).

Key Markets in Brief

•	Western Europe: continued strong performance in UK; stable backdrop in Germany; France weak.
•	Central and Eastern Europe: overall good progress led by buoyant cement demand in Romania
•	Americas: Canada broadly stable albeit with regional variations; Brazil challenging
•	Asia: positive demand environment in the Philippines

_________

CRH will report its Preliminary Results for full year 2015 on Thursday, 3 March 2016.

This Statement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this Statement and other factors discussed in our Annual Report on Form 20-F filed with the SEC.

CRH plc will host an analysts' conference call at 08:30 GMT on Thursday, 19 November 2015 to discuss the statement. To join this call please dial: +353 (0)1 2465603 with passcode: 7748078. A recording of this conference call will be available for 30 days by dialling +353 (0)1 4860902. The security code for the replay shall be 7748078. A presentation to accompany this call will be available on the Results and Presentations page of the CRH website.

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Albert Manifold	Chief Executive
Maeve Carton	Finance Director
Frank Heisterkamp	Head of Investor Relations
Mark Cahalane	Group Director, Corporate Affairs

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.404.1000 FAX +353.1.404.1007
E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

Appendix 1: 2014 Full year EBITDA from continuing operations

Results from continuing operations exclude the trading for all entities divested in 2014 and 2015 together with the impact of one-off items.

Full year EBITDA - 2014	2014 as reported € m	Exclude divested businesses € m	Exclude One-offs € m	Continuing operations € m
Europe Heavyside	380	(70)	6	316
Europe Lightside	94	-	5	99
Europe Distribution	190	-	4	194
Total Europe	664	(70)	15	609
Americas Materials	609	(5)	9	613
Americas Products	263	(28)	18	253
Americas Distribution	105	-	-	105
Total Americas	977	(33)	27	971
Total CRH	1,641	(103)	42	1,580

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date: 19 November 2015

By:___/s/Maeve Carton___
M. Carton
Finance Director